UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of DECEMBER, 2004.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: DECEMBER 01, 2004                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         Tumi Resources Limited (the "Issuer")
         #1305 - 1090 West Georgia Street
         Vancouver, BC
         V6E 3V7
         Phone:  (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         December 01, 2004

3.       PRESS RELEASE

         The press release was released on December 01, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario and Alberta Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       DIRECTOR

         Nick DeMare
         Phone: (604) 685-9316

9.       DATE OF REPORT

         December 01, 2004.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   DECEMBER 01, 2004

              TUMI GRADUATES TO TIER 1 ON THE TSX VENTURE EXCHANGE

VANCOUVER, CANADA - Tumi Resources Limited (the "Company') (TSXv - TM; OTCBB - TUMIF; Frankfurt - TUY). David Henstridge, President, is pleased to announce that the Company has met the requirements to graduate to Tier 1 pursuant to TSX Venture Exchange Policy 2.5. Effective Thursday, December 2, 2004, the Company's tier classification will change from Tier 2 to Tier 1.

Tumi Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "TM" (TM.V for quotes through yahoo.com), on the Frankfurt Exchange under symbol "TUY" and on the OTCBB under symbol "TUMIF". The Company recognizes the importance of branding its name in the investment community and has an active public relations and market awareness program focused on North America and Europe. To accommodate the European financial markets, its website www.tumiresources.com has been translated into German. The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by building a large portfolio of silver-based assets. Management aims to identify exploration projects of high merit and quickly complete confirmation exploration enabling Tumi to confirm the potential of a project and reach advanced project status by the most cost effective and shortest time possible.

On behalf of the Board                        INVESTOR INFORMATION CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
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David Henstridge, President & CEO             website: www.tumiresources.com

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

The TSX Venture Exchange and the Frankfurt Deutsche Borse have not reviewed and do not accept responsibility for the adequacy or the accuracy of this release.